

Mail Stop 3720

July 30, 2007

<u>**Via U.S. Mail and Fax (212-957-5395)**</u>
Mr. Henry S. Schleiff
President and Chief Executive Officer
Crown Media Holdings, Inc.
12700 Ventura Boulevard, Suite 200
Studio City, CA 91604

> RE: **Crown Media Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
>
> **Form 10-Q for March 31, 2007**
> **File No. 1-30700**

Dear Mr. Schleiff:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Note 1. Business and Organization

Sale of Membership Interests in Crown Media Distribution, page F-12

1.   Tell us your rationale under the accounting literature for recognizing a gain from the sale
        of Crown Media Distribution to RHI Entertainment LLC.   Explain the relationship
        between you and RHI Entertainment LLC. Also, tell us in detail about your statement on
        page F-15 in the last paragraph under Basis of Presentation that the accompanying
        statements of operations and cash flows do not reflect associated revenue and expenses as
        discontinued operations because the portions of advertising revenue and related cash
        collections that are derived from your use of the film library assets to meet programming
        requirements of the Hallmark channel cannot be clearly distinguished from advertising
        revenue and cash collections derived from the use of programming licensed from third
        parties.

Sale of the International Business, page F-13

2.   Tell us why you believe that the sale of the international business in 2005 was a
        discontinued operation under paragraph 42 of FAS 144 in light of your continuing
        involvement.

3. Impairment of Film Assets, page F-21

3.   On page F-22, we note that you utilized a valuation consultant to assist in your
        impairment determination. While you are not required to make reference to this
        independent third-party, when you do you should also disclose the name of the expert. If
        you decide to delete your reference to this consultant, you should revise to provide
        disclosures that explain the method and assumptions used by management to determine
        the valuation. Also, please confirm to us in your response letter that the expert is aware
        of being named in the filing.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Please furnish your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director